Exhibit 8.1

[CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

September 8, 2004

Tax Opinion

Ladies and Gentlemen:

We have acted as special U.S. tax counsel for Viacom Inc. (“Viacom”) in connection with (i) the distribution (the “Internal Spinoff”) by Viacom International Inc. (“International”) to its sole shareholder, Viacom, of the converted class A common stock and the class B common stock of Blockbuster, Inc. (“Blockbuster”), as such terms are defined and described in the draft of Amendment No. 3 to the Form S-4 of Blockbuster, dated September 2, 2004 (the “S-4”), (ii) the exchange of Viacom common stock for the converted class A common stock and all the class B common stock of Blockbuster pursuant to the exchange offer (such exchange, the “split-off”) described in the S-4 and (iii) the pro-rata distribution by Viacom of any shares of Blockbuster common stock held by Viacom immediately after the split-off as described in the S-4 (the “spin-off” and, together with the split-off, the “Distribution”).

In that connection, you have requested our opinion as to certain U.S. Federal income tax consequences relating to the Distribution. In providing our opinion, we have examined and are relying upon (i) your request to the Internal Revenue Service (“IRS”) for a private letter ruling (including the attached exhibits), dated April 23, 2004 (the “Original Ruling Request”), (ii) each of the supplements to the Original Ruling Request submitted to the IRS (and the exhibits thereto) (the Original Ruling Request and all such supplements are hereafter collectively referred to as the “Ruling Request”), (iii) the representation letter, dated September 7, 2004, delivered to us by Viacom (“the Viacom Representation Letter”), (iv) the representation letter, dated September 7, 2004, delivered to us by Blockbuster (“the Blockbuster Representation Letter” and, together with the Viacom Representation Letter, the “Representation Letters”), (v) the S-4, (vi) the letter, dated September 7, 2004, provided by Bear, Stearns & Co. Inc. to Viacom describing the business purpose for the Distribution (the “Bear, Stearns Letter”) and (vii) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

In addition, we have assumed that, as of the date hereof and at the time of each of the split-off and the spin-off, (i) the representations made to us in the Representation Letters and to the IRS in the Ruling Request are true, correct and complete, (ii) the statements set forth in each of the Ruling Request and S-4, including the manner in which each of the transactions described therein, are true, correct and complete, (iii) the Bear, Stearns Letter accurately describes the business purposes for the Distribution, (iv) any representations made in the Representation Letters, Ruling Request and S-4 “to the best knowledge of”, qualified by materiality or any similar qualification are true, correct and complete without such qualification and (v) each of the transactions described in the Ruling Request and S-4 will be consummated in the manner contemplated therein. If any of our assumptions is untrue, our opinions as expressed below may be adversely affected and may not be relied upon.

Our opinions are based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined and the facts and assumptions set forth herein. Our opinions cannot be relied upon if any of the material facts stated in those documents or assumptions are, or later become, inaccurate or if there is a material change in applicable law. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. Our opinions are limited to the U.S. Federal income tax matters specifically covered in this letter, and we have not been asked to address, nor have we addressed, any other tax consequences associated with the transactions described in this letter.

Based upon the foregoing, we are of opinion that, for U.S. Federal income tax purposes:

a)	Viacom will recognize no gain or loss upon its exchange of Blockbuster common stock for Viacom common stock in the split-off or, if applicable, the pro-rata distribution of Blockbuster common stock in the spin-off.

b)	Viacom shareholders will recognize no gain or loss (and no amount will be included in the income of such shareholders) upon their receipt of shares of Blockbuster common stock in the split-off or, if applicable, the spin-off, except with respect to cash received in lieu of a fractional share of Blockbuster common stock.

c)	The aggregate basis of the Blockbuster common stock received by a Viacom shareholder in the split-off will equal the Viacom shareholder’s basis in the Viacom common stock exchanged therefor.

d)	The aggregate basis of the Viacom common stock and Blockbuster common stock in the hands of Viacom shareholders immediately after the spin-off will equal the basis of the Viacom common stock held immediately prior to the spin-off (reduced by the portion of such basis allocated to fractional shares), allocated in proportion to the fair market value of each in accordance with Treasury Regulation Section 1.358-2(a)(2).

e)	The holding period of the Blockbuster common stock received by a Viacom shareholder in the split-off and, if applicable, the spin-off, will include the holding period of the Viacom common stock with respect to which the Blockbuster common stock was received, provided that such Viacom common stock was held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended) by such shareholder.

This opinion is being provided solely for the benefit of Viacom and its shareholders. No other person or party shall be entitled to rely on this opinion.

Very truly yours,

/s/    Cravath, Swaine & Moore LLP

Viacom Inc.

1515 Broadway

New York, NY 10036